Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2024
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2024 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2023 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2024” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

    The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Semi-Annual Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this Semi-Annual Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our low volume and controlled growth strategy and, particularly, our ability to increase our presence in growth market countries;
•changes in general economic conditions (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas and the related issues regarding transit in the Suez canal;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•the ability of our current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;

•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ million, except per share data)
Net revenues	1,712	1,474	3,297	2,903
Operating profit (EBIT)	511	437	953	822
Profit before taxes	511	428	951	809
Net profit	413	334	765	631
Net profit attributable to:
Owners of the parent	412	333	763	629
Non-controlling interests	1	1	2	2
Basic earnings per common share (in Euro) (1)	2.29	1.84	4.24	3.46
Diluted earnings per common share (in Euro) (1)	2.29	1.83	4.23	3.46
Dividend approved per common share (in Euro) (2) (3)	2.443	1.810	2.443	1.810
Dividend approved per common share (in USD) (2) (3) (4)	2.59886	1.98756	2.59886	1.98756
_____________________________
(1)See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and six months ended June 30, 2024 and 2023.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 17, 2024, a dividend distribution of €2.443 per outstanding common share was approved, corresponding to a total distribution of approximately €440 million. This distribution was made from the retained earnings reserve. In May 2024 the Company paid €414 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, is expected to be paid in the third quarter of 2024.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2023, a dividend distribution of €1.810 per outstanding common share was approved, corresponding to a total distribution of €329 million. This distribution was made from the retained earnings reserve. In May 2023 the Company paid €307 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2023.
(4)The dividends approved for common shares that are traded on the New York Stock Exchange were translated into U.S. Dollars based on the exchange rates in effect on the respective approval dates of April 17, 2024 and April 14, 2023.

Consolidated Statement of Financial Position Data

	At June 30, 2024	At December 31, 2023
	(€ million)
Cash and cash equivalents	1,332	1,122
Receivables from financing activities	1,569	1,451
Total assets	8,890	8,051
Debt	3,129	2,477
Total equity attributable to:	3,107	3,071
Owners of the parent	3,100	3,061
Non-controlling interests	7	10
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	179,758	180,418

Other Statistical Information
Shipments (1)

	For the three months ended June 30,				For the six months ended June 30,
	2024	%	2023	%	2024	%	2023	%
	(Number of cars and % of total cars)
EMEA
Germany	426	12.2%	419	12.4%	814	11.6%	780	11.2%
UK	273	7.8%	297	8.8%	494	7.0%	502	7.2%
Italy	189	5.4%	176	5.2%	420	6.0%	405	5.8%
France	133	3.8%	122	3.6%	267	3.8%	251	3.6%
Switzerland	128	3.7%	119	3.5%	255	3.6%	260	3.7%
Middle East (2)	116	3.3%	123	3.6%	226	3.2%	224	3.2%
Other EMEA (3)	390	11.3%	382	11.2%	752	10.6%	750	10.9%
Total EMEA	1,655	47.5%	1,638	48.3%	3,228	45.8%	3,172	45.6%
Americas (4)	981	28.2%	869	25.6%	1,978	28.1%	1,831	26.3%
of which United States of America	822	23.6%	732	21.6%	1,672	23.7%	1,562	22.4%
Mainland China, Hong Kong and Taiwan	278	8.0%	339	10.0%	595	8.4%	735	10.6%
of which Mainland China	200	5.7%	264	7.8%	443	6.3%	587	8.4%
Rest of APAC (5)	570	16.3%	546	16.1%	1,243	17.7%	1,221	17.5%
Total	3,484	100.0%	3,392	100.0%	7,044	100.0%	6,959	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Average number of employees for the period	5,274	4,945	5,239	4,953

Highlights of the three months ended June 30, 2024

Highlights during the three months ended June 30, 2024 included the following:

•On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal amount of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes.

•On June 21, 2024 Ferrari inaugurated the new e-building. The facility is characterized by high production flexibility and a strong focus on the environment and people, and has the capacity to produce the future Ferrari range equipped with internal combustion, hybrid and electric powertrains. The e-building will also produce the strategic electrical components that are highly relevant to differentiating Ferrari’s technology and performance: high-voltage batteries, electric motors and axles.

•The fourth tranche of the multi-year share repurchase program was completed on June 26, 2024. Ferrari announced its intention to continue with a fifth tranche of up to €250 million to be executed from July 1, 2024 and to end no later than November 26, 2024.

Results of Operations
Three months ended June 30, 2024 compared to three months ended June 30, 2023
    The following is a discussion of the results of operations for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Net revenues	1,712	100.0%	1,474	100.0%	238	16.2%
Cost of sales	856	50.0%	726	49.2%	130	17.9%
Selling, general and administrative costs	143	8.3%	113	7.7%	30	26.0%
Research and development costs	205	11.9%	194	13.2%	11	5.4%
Other (income)/expenses, net	(1)	(0.1%)	5	0.3%	(6)	(120.4%)
Result from investments	2	0.1%	1	0.1%	1	31.5%
Operating profit (EBIT)	511	29.9%	437	29.7%	74	17.0%
Financial income	35	2.2%	44	3.0%	(9)	(22.0%)
Financial expenses	35	2.2%	53	3.6%	(18)	(33.2%)
Financial expenses, net	—	—%	9	0.6%	(9)	(94.4%)
Profit before taxes	511	29.8%	428	29.1%	83	19.1%
Income tax expense	98	5.7%	94	6.4%	4	3.2%
Net profit	413	24.1%	334	22.7%	79	23.6%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Cars and spare parts (1)	1,474	86.1%	1,259	85.4%	215	17.1%
Sponsorship, commercial and brand (2)	168	9.8%	147	10.0%	21	13.8%
Other (3)	70	4.1%	68	4.6%	2	3.8%
Total net revenues	1,712	100.0%	1,474	100.0%	238	16.2%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €27 million for the three months ended June 30, 2023 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

    Net revenues for the three months ended June 30, 2024 were €1,712 million, an increase of €238 million or 16.2 percent (an increase of 18.9 percent on a constant currency basis), compared to €1,474 million for the three months ended June 30, 2023.
    The change in net revenues was attributable to the combination of (i) a €215 million increase in cars and spare parts, (ii) a €21 million increase in sponsorship, commercial and brand and (iii) a €2 million increase in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,474 million for the three months ended June 30, 2024, an increase of €215 million or 17.1 percent, compared to €1,259 million for the three months ended June 30, 2023.
The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, a higher contribution from personalizations, as well as higher volumes. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan compared to the Euro.
Total shipments increased by 92 cars, from 3,392 cars in the second quarter of 2023 to 3,484 cars in the second quarter of 2024. The product portfolio in the quarter included eight internal combustion engine (ICE) models and four hybrid engine models, which represented 52 percent and 48 percent of total shipments, respectively. Shipments during the quarter were driven by the Purosangue, the Roma Spider, which continued its ramp up phase, and the 296 GTS, as well as our first shipments of the SF90 XX Stradale, while the Roma and the 812 Competizione were approaching the end of their lifecycles and the SF90 Stradale and 812 GTS were phased out. Shipments of the Daytona SP3 increased in line with our delivery plans.
The €215 million increase in net revenues from cars and spare parts was composed of: (i) a €109 million increase in Americas, (ii) a €70 million increase in EMEA, (iii) a €26 million increase in APAC and (iv) a €10 million increase in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate product and volume allocation in different markets.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €168 million for the three months ended June 30, 2024, an increase of €21 million or 13.8 percent, compared to €147 million for the three months ended June 30, 2023, primarily attributable to new sponsorships and lifestyle activities.
Other
    Other net revenues were €70 million for the three months ended June 30, 2024, an increase of €2 million or 3.8 percent, compared to €68 million for the three months ended June 30, 2023, with higher revenues from financial services activities substantially offset by lower revenues from engines as a result of the expiration of the contract with Maserati in December 2023.
Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Cost of sales	856	50.0%	726	49.2%	130	17.9%

    Cost of sales for the three months ended June 30, 2024 was €856 million, an increase of €130 million or 17.9 percent, compared to €726 million for the three months ended June 30, 2023. As a percentage of net revenues, cost of sales was 50.0 percent for the three months ended June 30, 2024 compared to 49.2 percent for the three months ended June 30, 2023.
The increase in cost of sales was primarily attributable to a change in product mix and higher car volumes, partially offset by fewer engines to Maserati.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Selling, general and administrative costs	143	8.3%	113	7.7%	30	26.0%

    Selling, general and administrative costs for the three months ended June 30, 2024 were €143 million, an increase of €30 million or 26.0 percent, compared to €113 million for the three months ended June 30, 2023. As a percentage of net revenues, selling, general and administrative costs were 8.3 percent for the three months ended June 30, 2024 compared to 7.7 percent for the three months ended June 30, 2023.
The increase of €30 million in selling, general and administrative costs mainly reflects continuing initiatives for marketing and brand, as well as for digital infrastructure and organizational development.
Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Research and development costs expensed during the period	127	7.3%	116	7.9%	11	8.2%
Amortization of capitalized development costs	78	4.6%	78	5.3%	—	1.2%
Research and development costs	205	11.9%	194	13.2%	11	5.4%

    Research and development costs for the three months ended June 30, 2024 were €205 million, an increase of €11 million or 5.4 percent, compared to €194 million for the three months ended June 30, 2023. As a percentage of net revenues, research and development costs were 11.9 percent for the three months ended June 30, 2024 compared to 13.2 percent for the three months ended June 30, 2023.
The increase of €11 million was driven by an increase in research and development costs expensed of €11 million in line with our strategy to innovate and broaden our product portfolio.
Operating profit (EBIT)

	For the three months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs. 2023
	(€ million, except percentages)
Operating profit (EBIT)	511	29.9%	437	29.7%	74	17.0%

    Operating profit (EBIT) for the three months ended June 30, 2024 was €511 million, an increase of €74 million or 17.0 percent, compared to €437 million for the three months ended June 30, 2023. EBIT margin for the three months ended June 30, 2024 was 29.9 percent compared to 29.7 percent for the three months ended June 30, 2023.
The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €10 million, (ii) €122 million of positive product mix, sustained by the Daytona SP3 and the 499P Modificata, as well as higher contribution from personalizations and positive country mix driven by the Americas, (iii) negative contribution of €11 million from research and development costs, (iv) negative contribution of €30 million from selling, general and administrative costs, (v) positive contribution of €18 million driven by new sponsorships, partially offset by higher costs due to the Formula 1 in season ranking and (vi) negative foreign currency exchange impact of €35 million (including foreign currency hedging instruments), mainly driven by the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan compared to the Euro.

Financial expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
	(€ million, except percentages)
Financial income	35	44	(9)	(22.0%)
Financial expenses	35	53	(18)	(33.2%)
Financial expenses, net	—	9	(9)	(94.4%)

    Financial expenses, net were nil for the three months ended June 30, 2024 compared to €9 million for the three months ended June 30, 2023, driven by positive net foreign exchange impact and higher interest income on cash and cash equivalents held by the Group.
Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
	(€ million, except percentages)
Income tax expense	98	94	4	3.2%

Income tax expense for the three months ended June 30, 2024 was €98 million, an increase of €4 million, or 3.2 percent, compared to €94 million for the three months ended June 30, 2023.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended June 30, 2024 and June 30, 2023 benefited from the application of the Patent Box tax regime.
The effective tax rate was 19.1 percent for the three months ended June 30, 2024 and 22.0 percent for the three months ended June 30, 2023. The effective tax rate benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets. 1
1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.

Six months ended June 30, 2024 compared to six months ended June 30, 2023
    The following is a discussion of the results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Net revenues	3,297	100.0%	2,903	100.0%	394	13.6%
Cost of sales	1,638	49.7%	1,437	49.5%	201	14.0%
Selling, general and administrative costs	267	8.1%	227	7.8%	40	17.3%
Research and development costs	436	13.2%	408	14.1%	28	6.7%
Other (income)/expenses, net	6	0.2%	11	0.4%	(5)	(42.4%)
Result from investments	3	0.1%	2	0.1%	1	13.5%
Operating profit EBIT	953	28.9%	822	28.3%	131	16.0%
Financial income	67	2.0%	79	2.8%	(12)	(15.3%)
Financial expenses	69	2.1%	92	3.2%	(23)	(24.4%)
Financial expenses, net	2	0.1%	13	0.4%	(11)	(81.9%)
Profit before taxes	951	28.8%	809	27.9%	142	17.5%
Income tax expense	186	5.6%	178	6.2%	8	4.1%
Net profit	765	23.2%	631	21.7%	134	21.3%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Cars and spare parts (1)	2,856	86.6%	2,500	86.1%	356	14.3%
Sponsorship, commercial and brand (2)	313	9.5%	277	9.6%	36	12.8%
Other (3)	128	3.9%	126	4.3%	2	1.7%
Total net revenues	3,297	100.0%	2,903	100.0%	394	13.6%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €60 million for the six months ended June 30, 2023 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.

    Net revenues for the six months ended June 30, 2024 were €3,297 million, an increase of €394 million or 13.6 percent (an increase of 15.9 percent on a constant currency basis), compared to €2,903 million for the six months ended June 30, 2023.
    The change in net revenues was attributable to the combination of (i) a €356 million increase in cars and spare parts, (ii) a €36 million increase in sponsorship, commercial and brand and (iii) a €2 million increase in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €2,856 million for the six months ended June 30, 2024, an increase of €356 million or 14.3 percent, compared to €2,500 million for the six months ended June 30, 2023.
    The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalizations. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan compared to the Euro.
Total shipments increased by 85 cars from 6,959 cars in the first half of 2023 to 7,044 cars in the first half of 2024. The product portfolio in the first half of 2024 included nine internal combustion engine (ICE) models and five hybrid engine models, which represented 53 percent and 47 percent of shipments, respectively. Shipments during the first half of 2024 were driven by the Purosangue, the Roma Spider, which continued its ramp up phase, and the 296 GTS which drove an increase in the proportion of hybrid engine models, as well as our first shipments of the SF90 XX Stradale, while the Roma and the 812 Competizione were approaching the end of their lifecycles and the 812 GTS, Portofino M and SF90 Stradale were phased out. Shipments of the Daytona SP3 increased in line with our delivery plans.

The €356 million increase in net revenues from cars and spare parts was composed of: (i) a €178 million increase in Americas, (ii) a €141 million increase in EMEA, and (iii) a €37 million increase in APAC, while Mainland China, Hong Kong and Taiwan was in line with the prior year. The mix of net revenues by geography primarily reflects deliberate product and volume allocation in different markets.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €313 million for the six months ended June 30, 2024, an increase of €36 million or 12.8 percent, compared to €277 million for the six months ended June 30, 2023, primarily attributable to new sponsorships and lifestyle activities, partially offset by a lower Formula 1 ranking in 2023 compared to 2022.
Other
    Other net revenues were €128 million for the six months ended June 30, 2024, an increase of €2 million or 1.7 percent, compared to €126 million for the six months ended June 30, 2023, with higher revenues from financial services activities substantially offset by lower revenues from engines as a result of the expiration of the contract with Maserati in December 2023.
Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Cost of sales	1,638	49.7%	1,437	49.5%	201	14.0%

    Cost of sales for the six months ended June 30, 2024 was €1,638 million, an increase of €201 million or 14.0 percent, compared to €1,437 million for the six months ended June 30, 2023. As a percentage of net revenues, cost of sales was 49.7 percent for the six months ended June 30, 2024 compared to 49.5 percent for the six months ended June 30, 2023.
The increase in cost of sales was primarily attributable to a change in product mix and higher car volumes, partially offset by fewer engines to Maserati.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Selling, general and administrative costs	267	8.1%	227	7.8%	40	17.3%
    Selling, general and administrative costs for the six months ended June 30, 2024 were €267 million, an increase of €40 million or 17.3 percent, compared to €227 million for the six months ended June 30, 2023. As a percentage of net revenues, selling, general and administrative costs were 8.1 percent for the six months ended June 30, 2024 compared to 7.8 percent for the six months ended June 30, 2023.
The increase of €40 million in selling, general and administrative costs mainly reflects continuing initiatives for digital infrastructure and organizational development, as well as for marketing and brand.
Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Research and development costs expensed during the period	273	8.2%	252	8.7%	21	8.0%
Amortization of capitalized development costs	163	5.0%	156	5.4%	7	4.8%
Research and development costs	436	13.2%	408	14.1%	28	6.7%

    Research and development costs for the six months ended June 30, 2024 were €436 million, an increase of €28 million or 6.7 percent, compared to €408 million for the six months ended June 30, 2023. As a percentage of net revenues, research and development costs were 13.2 percent for the six months ended June 30, 2024 compared to 14.1 percent for the six months ended June 30, 2023.
The increase of €28 million was driven by an increase in research and development costs expensed of €21 million in line with our strategy to innovate and broaden our product portfolio, as well as an increase in amortization of capitalized development costs of €7 million.

	For the six months ended June 30,				Increase/(Decrease)
	2024	Percentage of net revenues	2023	Percentage of net revenues	2024 vs 2023
	(€ million, except percentages)
Operating profit (EBIT)	953	28.9%	822	28.3%	131	16.0%
    Operating profit (EBIT) for the six months ended June 30, 2024 was €953 million, an increase of €131 million or 16.0 percent, compared to €822 million for the six months ended June 30, 2023. Operating profit (EBIT) margin for the six months ended June 30, 2024 was 28.9 percent compared to 28.3 percent for the six months ended June 30, 2023.
    The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €2 million, (ii) €245 million of positive product mix, sustained by the Daytona SP3 and the 499P Modificata, as well as higher contribution from personalizations and positive country mix driven by the Americas, (iii) negative contribution of €28 million from research and development costs, (iv) negative contribution of €40 million from selling, general and administrative costs, (v) positive contribution of €10 million driven by new sponsorships and the partial release of previously recognized car environmental provisions in the United States, partially offset by higher costs due to the Formula 1 in season ranking and (vi) negative foreign currency exchange impact of €58 million (including foreign currency hedging instruments), mainly driven by the depreciation of the U.S. Dollar, the Japanese Yen and the Chinese Yuan compared to the Euro.

Financial expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs 2023
	(€ million, except percentages)
Financial income	67	79	(12)	(15.3%)
Financial expenses	69	92	(23)	(24.4%)
Financial expense, net	2	13	(11)	(81.9%)

    Financial expenses, net for the six months ended June 30, 2024 were €2 million, a decrease of €11 million, or (81.9) percent compared to €13 million for the six months ended June 30, 2023, driven by higher interest income on cash and cash equivalents held by the Group and positive net foreign exchange impact.
Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2024	2023	2024 vs. 2023
	(€ million, except percentages)
Income tax expense	186	178	8	4.1%

    Income tax expense for the six months ended June 30, 2024 was €186 million, an increase of €8 million, or 4.1 percent, compared to €178 million for the six months ended June 30, 2023.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the six months ended June 30, 2024 and June 30, 2023 benefited from the application of the Patent Box tax regime.
The effective tax rate was 19.5 percent and 22.0 percent for the six months ended June 30, 2024 and for the six months ended June 30, 2023, respectively. The effective tax rate benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets. 1

1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to fund personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the enrichment of our product portfolio with hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of Adjusted Net Profit starting in 2022.
    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements. See the “Net (Debt)/Cash and Net Industrial (Debt)/Cash” section below for additional details relating to our liquidity.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and add hybrid and electric powertrains to our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the new paint shop and our new e-building, which was inaugurated in June 2024 and is expected to start production from the beginning of 2025. The e-building is based on the concept of technological neutrality and flexibility, and will be used to produce and develop models with internal combustion, hybrid and full electric powertrains, as well as strategic electrical components.

The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. Our income tax expense and tax payments for the six months ended June 30, 2024 and 2023 benefited from applying the Patent Box tax regime in Italy.
Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2024 and 2023. For additional details of our cash flows, see our semi-annual consolidated statement of cash flows included within our Semi-Annual Condensed Consolidated Financial Statements elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2024	2023
	(€ million)
Cash and cash equivalents at beginning of the period	1,122	1,389
Cash flows from operating activities	820	688
Cash flows used in investing activities	(462)	(347)
Cash flows used in financing activities	(150)	(613)
Translation exchange differences	2	(7)
Total change in cash and cash equivalents	210	(279)
Cash and cash equivalents at end of the period	1,332	1,110

For the six months ended June 30, 2024 cash and cash equivalents held by the Group increased by €210 million compared to a decrease of €279 million for the six months ended June 30, 2023, primarily attributable to the combined effects of:
(i)a decrease in cash flows used in financing activities of €463 million, driven by (i) a decrease in repayments of debt of €357 million, (ii) an increase in proceeds from debt from €311 million, partially offset by (iii) an increase in dividends paid to owners of €101 million and (iv) an increase in share repurchases of €104 million; and
(ii)an increase in cash flows from operating activities of €132 million, primarily driven by (i) an increase in net profit excluding non-cash items of €148 million, (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €69 million, partially offset by (iii) a decrease from other operating assets and liabilities of €67 million;
partially offset by
(iii)an increase in cash flows used in investing activities of €115 million, driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for product and infrastructure development.
Operating Activities - Six Months Ended June 30, 2024
    Our cash flows from operating activities for the six months ended June 30, 2024 were €820 million, primarily the result of:
(i)net profit of €765 million, adjusted for €186 million of income tax expense, €321 million for depreciation and amortization expense, €2 million of financial expenses, net, and net other non-cash expenses of €88 million (including provisions accrued);
partially offset by:
(ii)€218 million of cash absorbed from inventories, trade receivables and trade payables, primarily attributable to inventories for €157 million driven by production planning and an enriched product mix, trade receivables for €72 million driven by higher car volumes and product mix, as well as sponsorship agreements, partially offset by higher trade payables for €11 million;

(iii)€73 million related to cash absorbed by receivables from financing activities driven by an increase in the financial services portfolio due to volume growth;
(iv)€47 million of cash absorbed from the change in other operating assets and liabilities;
(v)€15 million of net finance costs paid; and
(vi)€189 million of income taxes paid.
Operating Activities - Six Months Ended June 30, 2023
Our cash flows from operating activities for the six months ended June 30, 2023 were €688 million, primarily the result of:
(i)net profit of €631 million, adjusted for €178 million of income tax expense, €304 million for depreciation and amortization expense, €13 million of financial expenses, net, and net other non-cash expenses of €69 million (including provisions accrued), and
(ii)€20 million of cash generated from the change in other operating assets and liabilities;
partially offset by:
(iii)€287 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to inventories for €251 million driven by yearly production planning and an enriched product mix, trade receivables for €85 million driven by higher volumes and sponsorship agreements, partially offset by higher trade payables for €49 million;
(iv)€57 million related to cash absorbed by receivables from financing activities;
(v)€39 million of net finance costs paid; and
(vi)€144 million of income taxes paid.
Investing Activities - Six Months Ended June 30, 2024
    For the six months ended June 30, 2024 our net cash used in investing activities was €462 million, primarily attributable to capital expenditures of (i) €246 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €217 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Investing Activities - Six Months Ended June 30, 2023
For the six months ended June 30, 2023 our net cash used in investing activities was €347 million, primarily attributable to capital expenditures of (i) €233 million for intangible assets, mainly related to externally acquired and internally generated development costs and (ii) €116 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Financing Activities - Six Months Ended June 30, 2024
For the six months ended June 30, 2024, net cash used in financing activities was €150 million, primarily the result of:
(i)€414 million of dividends paid to owners;
(ii)€284 million to repurchase common shares under the Company’s share repurchase program (including the Sell-to-Cover practice under the Group’s equity incentive plans);
(iii)€66 million for repayments of borrowings from banks and other financial institutions;

(iv)€43 million for repayments of lease liabilities and other debt; and
(v)€13 million for repayments related to our revolving securitization programs in the United States;
partially offset by:
(vi)€496 million in proceeds from the issuance of a new bond with a principal amount of €500 million due in 2030;
(vii)€77 million in proceeds related to our revolving securitization programs in the United States;
(viii)€75 million in proceeds from new bank borrowings; and
(ix)€22 million in proceeds from other debt.
Financing Activities - Six Months Ended June 30, 2023
For the six months ended June 30, 2023 net cash used in financing activities was €613 million, primarily the result of:
(i)€385 million for the full repayment of a bond previously issued in 2016;
(ii)€312 million of dividends paid (of which €5 million was to non-controlling interests);
(iii)€180 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans); and
(iv) €26 million for repayments of lease liabilities and other debt;
partially offset by:
(v)€229 million in net proceeds from borrowings from banks and other financial institutions, and
(vi)€61 million of proceeds net of repayments related to our revolving securitization programs in the United States.

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the six months ended June 30, 2024 were €527 million and €369 million for the six months ended June 30, 2023.
    The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	233	220
Patents, concessions and licenses	8	6
Other intangible assets	5	7
Total intangible assets	246	233
Property, plant and equipment
Land and industrial buildings	35	16
Plant, machinery and equipment	41	34
Other assets	40	8
Advances and assets under construction	165	78
Total property, plant and equipment	281	136
Total capital expenditures	527	369

Intangible assets
Our total capital expenditures in intangible assets were €246 million for the six months ended June 30, 2024 (€233 million for the six months ended June 30, 2023).
The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.
For the six months ended June 30, 2024 we invested €233 million in externally acquired and internally generated development costs, of which €141 million related to the development of models to be launched in future years and €92 million primarily related to the development of our current product portfolio and components.
For the six months ended June 30, 2023 we invested €220 million in externally acquired and internally generated development costs, of which €158 million related to the development of models to be launched in future years and €62 million primarily related to the development of our current product portfolio and components.
Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the six months ended June 30, 2024 and 2023, were €281 million and €136 million, respectively, of which €64 million and €21 million related to right-of-use, respectively.
For the six months ended June 30, 2024 and 2023, we made significant investments in infrastructure in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments:
•for our new e-building, which was inaugurated in June 2024 and is expected to start production from the beginning of 2025;
•in car and engine production lines (including for models to be launched in future years), as well as in our personalization programs, and
•the new paint shop.
At June 30, 2024, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €426 million (€115 million at December 31, 2023). The increase in contractual commitments reflects the aforementioned period of structurally higher capital spending as we make investments in infrastructure projects, including the new paint shop, as well as broaden our car architectures, prioritize innovation and advanced technologies, and enrich our product portfolio with hybrid and electric powertrains.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures including several adjusted measures which present how the underlying business has performed prior to the impact of adjusting items, which may obscure the underlying performance and impair comparability of results between periods. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.
In particular, we present the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net (Debt)/Cash, Net Industrial (Debt)/Cash, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis.
While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, financial expenses, net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ million)
Net profit	413	334	765	631
Income tax expense	98	94	186	178
Financial expenses, net	—	9	2	13
Operating profit (EBIT)	511	437	953	822
Amortization and depreciation	158	152	321	304
EBITDA	669	589	1,274	1,126
Adjustments	—	—	—	—
Adjusted EBITDA	669	589	1,274	1,126

Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three and six months ended June 30, 2024 and 2023. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ million)
Operating profit (EBIT)	511	437	953	822
Adjustments	—	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	511	437	953	822

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents net profit and Adjusted Net Profit for the three and six months ended June 30, 2024 and 2023. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ million)
Net profit	413	334	765	631
Adjustments	—	—	—	—
Adjusted Net Profit	413	334	765	631

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three and six months ended June 30, 2024 and 2023. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
Net profit attributable to owners of the Company	€ million	412	333	763	629
Weighted average number of common shares for basic earnings per share	thousand	179,952	181,477	180,101	181,629
Basic earnings per common share		€2.29	1.84	4.24	3.46
Adjustments		€—	—	—	—
Adjusted Basic Earnings per Common Share		€2.29	1.84	4.24	3.46

Weighted average number of common shares (1) for diluted earnings per share	thousand	180,206	181,764	180,355	181,916
Diluted earnings per common share		€2.29	1.83	4.23	3.46
Adjustments		€—	—	—	—
Adjusted Diluted Earnings per Common Share		€2.29	1.83	4.23	3.46

(1)    For the three and six months ended June 30, 2024 and 2023, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.
•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

The following table sets presents our Net (Debt)/Cash, Net (Debt)/Cash of Financial Services Activities and Net Industrial (Debt)/Cash at June 30, 2024 and December 31, 2023.

	At June 30, 2024			At December 31, 2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Bonds and notes	(1,399)	—	(1,399)	(904)	—	(904)
Asset-backed financing (Securitizations)	(1,269)	(1,269)	—	(1,166)	(1,166)	—
Borrowings from banks and other financial institutions	(303)	(61)	(242)	(291)	(73)	(218)
Lease liabilities	(126)	—	(126)	(73)	—	(73)
Other debt	(32)	(28)	(4)	(43)	(42)	(1)
Total debt with third parties	(3,129)	(1,358)	(1,771)	(2,477)	(1,281)	(1,196)

Intercompany (1)	—	(39)	39	—	(9)	9
Total debt, net of intercompany	(3,129)	(1,397)	(1,732)	(2,477)	(1,290)	(1,187)

Cash and cash equivalents	1,332	41	1,291	1,122	34	1,088

Net (Debt)/Cash	(1,797)	(1,356)	(441)	(1,355)	(1,256)	(99)
_____________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.

For additional information relating to our debt, see Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.
The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States. The latter amounted to €1,569 million at June 30, 2024 and €1,451 million at December 31, 2023. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,332 million at June 30, 2024 compared to €1,122 million at December 31, 2023.

At June 30, 2024, 84 percent of our cash and cash equivalents were denominated in Euro (80 percent at December 31, 2023). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €67 million at June 30, 2024 (€81 million at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30, 2024	At December 31, 2023
	(€ million)
Euro	1,121	895
U.S. Dollar	93	97
Chinese Yuan	68	81
Pound Sterling	15	20
Other currencies	35	29
Total	1,332	1,122

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €39 million at June 30, 2024 (€32 million at December 31, 2023).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2024 was €1,882 million (€1,722 million at December 31, 2023).

    The following table summarizes our total available liquidity:

	At June 30, 2024	At December 31, 2023
	(€ million)
Cash and cash equivalents	1,332	1,122
Undrawn committed credit lines	550	600
Total available liquidity	1,882	1,722
The undrawn committed credit lines at June 30, 2024 and December 31, 2023 relate to revolving credit facilities. For further details relating to our debt, see Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.
Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities. The Group’s financial services activities relate only to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the

United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period.

    The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024			2023
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in) (1) operating activities	820	(59)	879	688	(46)	734
Investments in property, plant and equipment, intangible assets	(463)	—	(463)	(348)	—	(348)
Free Cash Flow	357	(59)	416	340	(46)	386
___________________________
(1)For the six months ended June 30, 2024 and 2023, cash flows used in operating activities of financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (receivables from financing activities in the interim condensed consolidated statement of financial position) of €72.9 million and €56.6 million, respectively.
Free Cash Flow for the six months ended June 30, 2024 was €357 million, an increase of €17 million compared to €340 million for the six months ended June 30, 2023. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the six months ended June 30, 2024 was €416 million compared to €386 million for the six months ended June 30, 2023. The increase in Free Cash Flow from Industrial Activities of €30 million was primarily attributable to (i) an increase in net profit excluding non-cash items of €148 million and (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €69 million, partially offset by (iii) an increase in cash flows used in investing activities of €115 million driven by higher investments in property, plant and equipment and intangible assets, reflecting our initiatives for product and infrastructure development and (iv) a decrease from other operating assets and liabilities of €67 million.
Constant Currency Information
    The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2023 filed with the AFM and the SEC on February 22, 2024. All such risks factors should be read in conjunction with this Semi-Annual Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook

2024 guidance revised upward, based on the following assumptions for the year:
•Positive product and country mix, along with stronger personalizations
•Racing activities, including new sponsorships, impacted by lower Formula 1 ranking in 2023 despite higher number of races in the 2024 calendar
•Lifestyle activities expected to increase top line contribution while investing to accelerate development
•Cost inflation to persist
•Continuous brand investments and higher racing expenses
•Robust Industrial free cash flow generation, partially offset by increased capital expenditures and higher tax payment

(€B, unless otherwise stated)	2023A	PREVIOUS 2024 GUIDANCE	UPWARD REVISED 2024 GUIDANCE
NET REVENUES	6.0	>6.4	>6.55
ADJ. OPERATING PROFIT (ADJ. EBIT) (margin %)	1.62 27.1%	≥1.77 ≥27%	≥1.82 ≥27.5%
ADJ. DILUTED EPS (€)	6.90 (1)	≥7.50 (1)	≥7.90 (1)
ADJ. EBITDA (margin %)	2.28 38.2%	≥2.45 ≥38%	≥2.50 ≥38%
INDUSTRIAL FCF	0.93	>0.9	Up to 0.95
____________________________
(1)Calculated using the weighted average diluted number of common shares at December 31, 2023 (181,511 thousand).

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(UNAUDITED)

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2024 and 2023
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2024	2023	2024	2023
		(€ thousand)
Net revenues	6	1,712,059	1,473,708	3,296,688	2,902,714
Cost of sales	7	856,561	726,312	1,638,194	1,437,348
Selling, general and administrative costs	8	142,883	113,369	266,857	227,436
Research and development costs	9	204,359	193,874	435,501	407,966
Other (income)/expenses, net	10	(939)	4,614	6,383	11,076
Result from investments		1,931	1,468	3,447	3,038
Operating profit (EBIT)		511,126	437,007	953,200	821,926
Financial income	11	35,201	45,113	67,287	79,484
Financial expenses	11	35,668	53,403	69,560	92,041
Financial expenses, net	11	467	8,290	2,273	12,557
Profit before taxes		510,659	428,717	950,927	809,369
Income tax expense	12	97,377	94,318	185,431	178,061
Net profit		413,282	334,399	765,496	631,308
Net profit attributable to:
Owners of the parent		412,114	333,189	763,488	628,721
Non-controlling interests		1,168	1,210	2,008	2,587

Basic earnings per common share (in €)	13	2.29	1.84	4.24	3.46
Diluted earnings per common share (in €)	13	2.29	1.83	4.23	3.46

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2024 and 2023
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2024	2023	2024	2023
		(€ thousand)
Net profit		413,282	334,399	765,496	631,308
(Losses)/Gains on cash flow hedging instruments	20	(10,765)	(5,523)	(26,121)	5,189
Exchange differences on translating foreign operations	20	2,010	(70)	5,999	(3,827)
Related tax impact	20	2,898	1,587	7,043	(1,684)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		(5,857)	(4,006)	(13,079)	(322)
Total comprehensive income		407,425	330,393	752,417	630,986
Total comprehensive income attributable to:
Owners of the parent		406,224	329,539	750,326	628,842
Non-controlling interests		1,201	854	2,091	2,144

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2024 and at December 31, 2023
(Unaudited)

	Note	At June 30, 2024	At December 31, 2023
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,479,552	1,419,699
Property, plant and equipment	15	1,709,356	1,575,200
Investments and other financial assets	16	72,253	67,671
Deferred tax assets		253,277	217,553
Total non-current assets		4,299,620	4,065,305
Inventories	17	1,081,470	948,514
Trade receivables	18	329,718	261,380
Receivables from financing activities	18	1,569,041	1,451,158
Tax receivables	18	24,163	11,616
Other current assets	18	202,332	130,228
Current financial assets	19	51,096	61,130
Cash and cash equivalents	29	1,332,131	1,121,981
Total current assets		4,589,951	3,986,007
Total assets		8,889,571	8,051,312

Equity and liabilities
Equity attributable to owners of the parent		3,099,842	3,060,888
Non-controlling interests		7,037	9,734
Total equity	20	3,106,879	3,070,622

Employee benefits		77,916	123,045
Provisions	22	185,360	187,276
Deferred tax liabilities		128,314	136,846
Debt	23	3,129,116	2,477,186
Other liabilities	24	1,182,218	1,022,967
Other financial liabilities	19	23,547	13,539
Trade payables	25	940,375	930,560
Tax payables		115,846	89,271
Total equity and liabilities		8,889,571	8,051,312

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2024 and 2023
(Unaudited)

		For the six months ended June 30,
	Note	2024	2023
		(€ thousand)
Cash and cash equivalents at beginning of the period	29	1,121,981	1,388,901

Cash flows from operating activities:
Net profit		765,496	631,308
Income tax expense	12	185,431	178,061
Amortization and depreciation	14, 15	321,148	303,640
Provision accruals	22	26,243	29,114
Result from investments	16	(3,447)	(3,038)
Financial income	11	(67,287)	(79,484)
Finance expense	11	69,560	92,041
Other non-cash expenses, net	29	65,094	43,120
Change in inventories	17	(157,218)	(251,442)
Change in trade receivables	18	(71,608)	(84,905)
Change in trade payables	25	10,691	48,864
Change in receivables from financing activities	26	(72,943)	(56,624)
Change in other operating assets and liabilities		(46,917)	20,078
Finance income received		23,740	14,177
Finance costs paid		(39,019)	(53,151)
Income tax paid		(188,548)	(143,744)
Total cash flows from operating activities		820,416	688,015

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(216,780)	(115,567)
Investments in intangible assets	14	(246,175)	(232,850)
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	140	1,177
Proceeds from the sale of securities		463	—
Total cash flows used in investing activities		(462,352)	(347,240)

Cash flows used in financing activities:
Proceeds from bonds and notes	23	496,145	—
Repayments of bonds and notes	23	—	(384,605)
Proceeds from securitizations	23	77,356	98,555
Repayments of securitizations	23	(13,053)	(37,460)
Proceeds from borrowings from banks and other financial institutions	23	75,000	250,000
Repayments of borrowings from banks and other financial institutions	23	(65,539)	(20,833)
Proceeds from other debt	23	21,699	10,063
Repayments of other debt	23	(33,833)	(27,870)
Repayments of lease liabilities	23	(10,120)	(8,418)
Dividends paid to owners of the parent		(413,525)	(307,466)
Dividends paid to non-controlling interests		—	(4,890)
Share repurchases	20	(283,772)	(179,590)
Total cash flows used in financing activities		(149,642)	(612,514)

Translation exchange differences		1,728	(6,721)

Total change in cash and cash equivalents		210,150	(278,460)
Cash and cash equivalents at end of the period	29	1,332,131	1,110,441

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2024 and 2023
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	628,721	—	—	—	628,721	2,587	631,308
Other comprehensive income/(loss)	—	—	3,505	(3,384)	—	121	(443)	(322)
Dividends	—	(328,297)	—	—	—	(328,297)	(4,890)	(333,187)
Share repurchases	—	(179,590)	—	—	—	(179,590)	—	(179,590)
Share-based compensation	—	11,483	—	—	—	11,483	—	11,483
At June 30, 2023	2,573	2,632,088	49,738	49,234	(8,338)	2,725,295	6,884	2,732,179

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	763,488	—	—	—	763,488	2,008	765,496
Other comprehensive (loss)/income	—	—	(19,078)	5,916	—	(13,162)	83	(13,079)
Dividends	—	(439,918)	—	—	—	(439,918)	(4,788)	(444,706)
Share repurchases	—	(283,772)	—	—	—	(283,772)	—	(283,772)
Share-based compensation	—	12,318	—	—	—	12,318	—	12,318
At June 30, 2024	2,573	3,045,538	7,274	52,626	(8,169)	3,099,842	7,037	3,106,879
.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 180 authorized dealers operating 199 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 14 Ferrari-owned directly operated stores and 2 franchised stores, as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 1, 2024, and have been prepared in compliance with IAS 34 — Interim Financial Reporting. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2023 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2023, except as described in the section “New standards and amendments effective from January 1, 2024”.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in the Note 2 “Material accounting policies” of the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.
    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.
New standards and amendments effective from January 1, 2024
The following new standards and amendments effective from January 1, 2024 were adopted by the Group.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. There was no effect from the adoption of these amendments.

In September 2022 the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. There was no effect from the adoption of these amendments.

In October 2022 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2025 or subsequent years are listed below:

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS accounting standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of this standard.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b)

clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

Scope of consolidation
There were no changes in the scope of consolidation for the periods presented in these Semi-Annual Condensed Consolidated Financial Statements.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2023.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2024		2023
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.0813	1.0705	1.0806	1.0866	1.1050
Pound Sterling	0.8546	0.8464	0.8765	0.8583	0.8691
Swiss Franc	0.9615	0.9634	0.9856	0.9788	0.9260
Japanese Yen	164.4613	171.9400	145.6149	157.1600	156.3300
Chinese Yuan	7.8011	7.7748	7.4844	7.8983	7.8509
Australian Dollar	1.6422	1.6079	1.5992	1.6398	1.6263
Canadian Dollar	1.4685	1.4670	1.4571	1.4415	1.4642
Singapore Dollar	1.4561	1.4513	1.4438	1.4732	1.4591
Hong Kong Dollar	8.4540	8.3594	8.4710	8.5157	8.6314

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Revenues from:
Cars and spare parts	1,473,417	1,257,977	2,855,841	2,499,458
Sponsorship, commercial and brand	167,799	147,476	312,635	277,226
Other (*)	70,843	68,255	128,212	126,030
Total net revenues	1,712,059	1,473,708	3,296,688	2,902,714
(*) Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of €27,614 thousand for the three months ended June 30, 2023 and of €60,327 thousand for the six months ended June 30, 2023 that were previously presented as “Engines” net revenues have been presented within “Other” net revenues to conform to the current presentation.
Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the sale of engines to other Formula 1 racing teams and from the sale of engines to Maserati, whose contract expired in December 2023. Interest and other financial income from financial services activities included within net revenues for the three months ended June 30, 2024 and 2023 amounted to €32,505 thousand and €24,605 thousand, respectively, and for the six months ended June 30, 2024 and 2023 amounted to €61,429 thousand and €46,242 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended June 30, 2024 and 2023 amounted to €856,561 thousand and €726,312 thousand, respectively, and for the six months ended June 30, 2024 and 2023 amounted to €1,638,194 thousand and €1,437,348 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs and warranty and product-related costs, as well as costs related to engines rented to other Formula 1 racing teams and costs related to engines sold to Maserati.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2024 and 2023 amounted to €22,197 thousand and €14,752 thousand, respectively, and for the six months ended June 30, 2024 and 2023 amounted to €40,080 thousand and €27,611 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Selling costs	77,740	59,474	143,148	119,965
General and administrative costs	65,143	53,895	123,709	107,471
Total selling, general and administrative costs	142,883	113,369	266,857	227,436

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events (including the use of digital solutions), as well as indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administration and other general expenses, that are not directly attributable to manufacturing, sales or research and development activities, including for personnel and the continuous development of the Group’s digital infrastructure.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Research and development costs expensed during the period	125,700	116,184	272,151	252,108
Amortization of capitalized development costs	78,659	77,690	163,350	155,858
Total research and development costs	204,359	193,874	435,501	407,966
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

10. OTHER EXPENSES AND OTHER INCOME
    Other expenses and other income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Other expenses	7,391	7,014	16,957	14,650
Other income	(8,330)	(2,400)	(10,574)	(3,574)
Total other (income)/expenses, net	(939)	4,614	6,383	11,076

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

11. FINANCIAL EXPENSES AND FINANCIAL INCOME
Financial expenses and financial income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Foreign exchange gains	21,687	36,745	41,951	62,649
Interest income	8,537	4,988	15,495	8,546
Other financial income	4,977	3,380	9,841	8,289
Financial income	35,201	45,113	67,287	79,484
Foreign exchange losses	24,178	44,938	49,116	75,165
Interest expenses	11,313	8,313	20,099	16,569
Other financial expenses	177	152	345	307
Financial expenses	35,668	53,403	69,560	92,041
Financial expenses, net	467	8,290	2,273	12,557
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.

Interest and other financial income, and interest expenses and other financial charges, from financial services activities are recognized within net revenues and cost of sales, respectively.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Current tax expense	126,912	110,380	224,590	204,042
Deferred tax benefit	(27,019)	(14,720)	(36,643)	(24,639)
Taxes relating to prior periods	(2,516)	(1,342)	(2,516)	(1,342)
Total income tax expense	97,377	94,318	185,431	178,061
Income tax expense amounted to €97,377 thousand and €94,318 thousand for the three months ended June 30, 2024 and 2023, respectively, and €185,431 thousand and €178,061 thousand for the six months ended June 30, 2024 and 2023, respectively. Income taxes for the three and six months ended June 30, 2024 and 2023 benefited from the application of the Patent Box tax regime. The change in deferred tax benefit for the six months ended June 30, 2024 and 2023 was primarily attributable to temporary differences related to intercompany profit on inventory.
The effective tax rate was 19.5 percent for the six months ended June 30, 2024 compared to 22.0 percent for the six months ended June 30, 2023.
Imposta Regionale sulle Attività Produttive ("IRAP") (current and deferred) for the six months ended June 30, 2024 and 2023 amounted to €27,320 thousand and €28,150 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of six months ended June 30, 2024 and 2023, respectively.
Deferred tax assets and liabilities of the individual consolidated companies are offset within the semi-annual condensed consolidated statement of financial position when a legally enforceable right to offset exists.
The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
Profit attributable to owners of the Company	€ thousand	412,114	333,189	763,488	628,721
Weighted average number of common shares for basic earnings per share	thousand	179,952	181,477	180,101	181,629
Basic earnings per share	€	2.29	1.84	4.24	3.46

    Diluted earnings per share
    For the three and six months ended June 30, 2024 and 2023, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 "Share-Based Compensation" for additional details on the equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2024 and 2023:

		For the three months ended June 30,		For the six months ended June 30,
		2024	2023	2024	2023
Profit attributable to owners of the Company	€ thousand	412,114	333,189	763,488	628,721
Weighted average number of common shares for diluted earnings per share	thousand	180,206	181,764	180,355	181,916
Diluted earnings per share	€	2.29	1.83	4.23	3.46

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share:

	For the three months ended June 30,		For the six months ended June 30,
Number of shares	2024	2023	2024	2023
Weighted average number of common shares for basic earnings per share	179,952	181,477	180,101	181,629
Adjustments for calculation of diluted earnings per share:
Share-based compensation	254	287	254	287
Weighted average number of common shares for diluted earnings per share	180,206	181,764	180,355	181,916

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the six months ended June 30, 2024:

	Balance at December 31, 2023	Additions	Disposals	Amortization	Translation differences and other	Balance at June 30, 2024
	(€ thousand)
Intangible assets	1,419,699	246,175	(9,710)	(176,611)	(1)	1,479,552
    Additions of €246,175 thousand primarily related to externally acquired and internally generated development costs to support the development of the Group’s existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the six months ended June 30, 2024:

	Balance at December 31, 2023	Additions	Divestitures	Depreciation	Translation differences and other	Balance at June 30, 2024
	(€ thousand)
Property, plant and equipment	1,575,200	280,423	(1,446)	(144,537)	(284)	1,709,356
At June 30, 2024 property, plant and equipment included €118,226 thousand of right-of-use assets (€68,255 thousand at December 31, 2023). The following table summarizes the changes in the carrying amount of right-of-use assets for the six months ended June 30, 2024:

	Balance at December 31, 2023	Additions	Divestitures	Depreciation	Translation differences and other	Balance at June 30, 2024
	(€ thousand)
Right-of-use assets	68,255	63,643	(1,201)	(13,147)	676	118,226

Additions of €63,643 thousand primarily related to new Ferrari stores. For the six months ended June 30, 2024 depreciation of right-of-use assets amounted to €13,147 thousand and interest expense on lease liabilities amounted to €2,039 thousand (€9,357 thousand and €783 thousand respectively for the six months ended June 30, 2023).
At June 30, 2024 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €425,738 thousand (€115,330 thousand at December 31, 2023). The increase in contractual commitments reflects the aforementioned period of structurally higher capital spending as we make investments in infrastructure projects, including the new paint shop, as well as broaden our car architectures, prioritize innovation and advanced technologies, and enrich our product portfolio with hybrid and electric powertrains.
16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Investments accounted for using the equity method	58,648	55,200
Other securities and financial assets	13,605	12,471
Total investments and other financial assets	72,253	67,671

Investments accounted for using the equity method
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is at the early stage of its activities.
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at December 31, 2023	55,200
Proportionate share of net profit for the period from January 1, 2024 to June 30, 2024	3,447
Other changes	1
Balance at June 30, 2024	58,648
Other securities and financial assets
    Other securities and financial assets primarily include shares (Series C Formula One Group Common Stock of Liberty Media Corporation the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €12,035 thousand at June 30, 2024 (€10,519 thousand at December 31, 2023) (the “Liberty Media Shares”).

17. INVENTORIES
Inventories are as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Raw materials	206,286	203,247
Semi-finished goods	225,203	229,791
Finished goods	649,981	515,476
Total inventories	1,081,470	948,514
The increase in finished goods was driven by production plans and an enriched product mix.
The amount of inventory write-downs recognized as an expense within cost of sales was €22,010 thousand and €13,006 thousand for the six months ended June 30, 2024 and 2023 , respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Receivables from financing activities	1,569,041	1,451,158
Trade receivables	329,718	261,380
Current tax receivables	24,163	11,616
Other current assets	202,332	130,228
Total	2,125,254	1,854,382
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Client financing	1,569,041	1,451,158
Total	1,569,041	1,451,158

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Financial derivatives	42,552	55,562
Other financial assets	8,544	5,568
Current financial assets	51,096	61,130
    The following table provides the analysis of derivative assets and liabilities at June 30, 2024 and December 31, 2023.

	At June 30, 2024		At December 31, 2023
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	27,119	(21,560)	34,542	(10,170)
Commodities	—	—	—	(174)
Interest rate caps	13,479	—	17,407	—
Total cash flow hedges	40,598	(21,560)	51,949	(10,344)
Other foreign currency derivatives	1,954	(1,987)	3,613	(3,195)
Total	42,552	(23,547)	55,562	(13,539)
Foreign exchange derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.
At June 30, 2024 and December 31, 2023, substantially all foreign currency derivatives had a maturity of twelve months or less.

20. EQUITY
    Share capital
    At June 30, 2024 and December 31, 2023 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At June 30, 2024, the Company had 14,165,666 common shares and 16,240 special voting shares held in treasury, while at December 31, 2023 the Company had 13,505,409 common shares and 16,240 special voting shares held in treasury. Shares in treasury include shares repurchased under the Group’s share repurchase program, which are recorded based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. At June 30, 2024 and December 31, 2023 the Company held in treasury 5.51 percent and 5.26 percent of the total issued share capital of the Company, respectively (1).
______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the six months ended June 30, 2024:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2023	180,418,090	63,332,872	243,750,962
Shares repurchased under share repurchase program (1)	(725,422)	—	(725,422)
Shares assigned under equity incentive plans (2)	41,790	—	41,790
Other changes (3)	23,375	—	23,375
Balance at June 30, 2024	179,757,833	63,332,872	243,090,705
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2024 and June 30, 2024 based on the transaction trade date, for a total consideration of €283,772 thousand, (including transaction costs), including the shares purchased under Sell to Cover (as described below).
(2)On March 15, 2024, 76,979 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 15, 2024, the Company purchased 35,189 common shares, for a total consideration of €13,548 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction.
(3)Relates to the share awards vested under the broad-based employee share ownership plan.

Other comprehensive (loss)/income
    The following table presents other comprehensive (loss)/income:

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(7,012)	15,254	(14,896)	30,011
Reclassification of cash flow hedge reserves to the consolidated income statement	(3,753)	(20,777)	(11,225)	(24,822)
(Losses)/Gains on cash flow hedging instruments	(10,765)	(5,523)	(26,121)	5,189
Exchange differences on translating foreign operations arising during the period	2,010	(70)	5,999	(3,827)
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(8,755)	(5,593)	(20,122)	1,362
Related tax impact	2,898	1,587	7,043	(1,684)
Total other comprehensive (loss)/income, net of tax	(5,857)	(4,006)	(13,079)	(322)
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

The tax effects relating to other comprehensive (loss)/income are as follows:

	For the six months ended June 30,
	2024			2023
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(26,121)	7,043	(19,078)	5,189	(1,684)	3,505
Exchange gains/(losses) on translating foreign operations	5,999	—	5,999	(3,827)	—	(3,827)
Total other comprehensive (loss)/income	(20,122)	7,043	(13,079)	1,362	(1,684)	(322)

21. SHARE-BASED COMPENSATION

Equity incentive plans
The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2021-2023

In the first quarter of 2024, 41,338 2021-2023 PSU awards vested (representing 122 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 29,550 2021-2023 RSU awards vested upon achievement of the related service conditions As a result, 70,888 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2024. There are no further awards outstanding for the Equity Incentive Plan 2021-2023.

Equity Incentive Plan 2022-2024

The 2022-2024 PSU awards and 2022-2024 RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2023-2025

The PSU 2023-2025 awards and 2023-2025 RSU awards under the Equity Incentive Plan 2023-2025 vest in 2026 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2024-2026

Under a new Equity Incentive Plan 2024-2026 approved in 2024, the Company awarded approximately 40,885 2024-2026 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 15,401 2024-2026 RSUs to members of the FLT and other employees of the Group. The 2024-2026 PSUs and 2024-2026 RSUs cover the three-year performance and service periods from 2024 to 2026.

2024-2026 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the 2024-2026 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below:

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%

The defined peer groups (including the Company) for the TSR Target is presented below:

Ferrari	Aston Martin	Burberry	Estee Lauder
Hermes	Kering	LVMH	Mercedes Benz Group AG
Moncler	Prada	Richemont
(ii)EBITDA Target - 40 percent of the 2024-2026 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2024-2026 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the maintenance of the equal salary certification.
Each target is settled independently of the other targets. The awards vest in 2027 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2024-2026 RSU awards
The awards vest in 2027, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2024-2026 is summarized below.

Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2024-2026, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table:

Equity Incentive Plan 2024-2026
PSUs	€386.05
RSUs	€383.40
The fair value of the 2024-2026 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2024-2026 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2024-2026 are summarized below:

Equity Incentive Plan 2024-2026
Grant date share price	€390.50
Expected volatility	26.34%
Dividend yield	0.61%
Risk-free rate	3.00%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Broad-based employee share ownership plan
In November 2023 the Company announced that it would launch a broad-based employee share ownership plan under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. For the year ended December 31, 2023, the Company recognized €10,222 thousand as share-based compensation expense and an increase to other reserves within equity in relation to the shares awarded under the broad-based employee share ownership plan. In April 2024, 23,375 share awards vested, following which 1,605 share awards remain outstanding and will vest in 2024.

Other share-based compensation

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested and 1,309 share awards were forfeited. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards
The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements:

	Outstanding PSU Awards	Outstanding RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2023	154,379	73,245	63,699	291,323
Granted (1)	40,885	15,401	—	56,286
Vested (2)	(33,924)	(29,550)	(23,375)	(86,849)
Forfeited and other	—	—	(6,557)	(6,557)
Balance at June 30, 2024	161,340	59,096	33,767	254,203
_____________________________________
(1)     Granted under the Equity Incentive Plan 2024-2026.
(2)     Vested under the Equity Incentive Plan 2021-2023 and under the Broad-based employee share ownership plan.

Share-based compensation expense

The following table presents the share based compensation expense recognized for the six months ended 2024 and 2023, as well as the unrecognized share-based compensation at June 30, 2024 and 2023.

	For the six months ended June, 30
	2024	2023
	(€ thousand)
Equity incentive plans and other share-based awards	9,660	9,182
Commercial agreements with suppliers	2,336	2,301
Broad-based employee share ownership plan	322	—
Total share-based compensation expense	12,318	11,483

	At June 30,
	2024	2023
	(€ thousand)
Unrecognized share-based compensation expense	30,436	14,209
22. PROVISIONS
    Provisions are as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Warranty and recall campaigns provision	138,528	130,498
Legal proceedings and disputes	11,486	7,480
Environmental and other risks	35,346	49,298
Total provisions	185,360	187,276
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.

Movements in provisions are as follows:

	Balance at December 31, 2023	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at June 30, 2024
	(€ thousand)
Warranty and recall campaigns provision	130,498	37,033	(27,239)	(1,740)	(24)	138,528
Legal proceedings and disputes	7,480	4,489	(182)	(366)	65	11,486
Environmental and other risks	49,298	6,588	(1,015)	(20,618)	1,093	35,346
Total provisions	187,276	48,110	(28,436)	(22,724)	1,134	185,360

Releases of the provision for environmental and other risks primarily related to Ferrari being recognized in 2024 as a small volume manufacturer (SVM) in the United States for certain model years, as well as more favorable market conditions for car emissions credits.

23. DEBT

The following table provides a breakdown of debt by nature and split between current and non-current:

	At June 30, 2024			At December 31, 2023
	Current	Non-current	Total	Current	Non-current	Balance at Total
	(€ thousand)
Bonds and notes	449,307	950,000	1,399,307	—	903,673	903,673
Asset-backed financing (Securitizations)	553,751	715,338	1,269,089	514,597	651,876	1,166,473
Borrowings from banks and other financial institutions	142,597	160,000	302,597	166,763	124,167	290,930
Lease liabilities	22,738	103,257	125,995	16,450	56,597	73,047
Other debt	32,128	—	32,128	43,063	—	43,063
Total debt	1,200,521	1,928,595	3,129,116	740,873	1,736,313	2,477,186
The following tables present the change in debt, indicating separately financing cash flows and other movements:

		Financing cash flows		Other movements
	Balance at December 31, 2023	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at June 30, 2024
	(€ thousand)
Bonds and notes	903,673	496,145	—	(511)	—	1,399,307
Asset-backed financing (Securitizations)	1,166,473	77,356	(13,053)	(23)	38,336	1,269,089
Borrowings from banks and other financial institutions	290,930	75,000	(65,539)	(9)	2,215	302,597
Lease liabilities	73,047	—	(10,120)	62,443	625	125,995
Other debt	43,063	21,699	(33,833)	—	1,199	32,128
Total debt	2,477,186	670,200	(122,545)	61,900	42,375	3,129,116
_____________________________________
(*)    Other movements in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Contractual undiscounted cash flows

	Contractual cash flows at June 30, 2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at June 30, 2024 (*)
	(€ thousand)
Bonds and notes	480,154	46,150	46,150	973,716	1,546,170	1,399,307
Asset-backed financing (Securitizations)	590,621	628,288	114,359	—	1,333,268	1,269,089
Borrowings from banks and other financial institutions	149,441	168,700	—	—	318,141	302,597
Lease liabilities	25,509	23,084	50,158	41,637	140,388	125,995
Other debt	32,128	—	—	—	32,128	32,128
Total debt	1,277,853	866,222	210,667	1,015,353	3,370,095	3,129,116
__________________________________
(*) As reported in the interim condensed consolidated statement of financial position

	Contractual cash flows at December 31, 2023
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2023
	(€ thousand)
Bonds and notes	11,714	458,619	14,850	460,106	945,289	903,673
Asset-backed financing (Securitizations)	542,960	390,256	277,783	—	1,210,999	1,166,473
Borrowings from banks and other financial institutions	172,441	83,047	46,813	—	302,301	290,930
Lease liabilities	17,934	12,571	28,131	22,316	80,952	73,047
Other debt	43,063	—	—	—	43,063	43,063
Total debt	788,112	944,493	367,577	482,422	2,582,604	2,477,186

Bonds and notes
2025 Bond
On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer, in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand and at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The repurchases were settled in July 2023. The amount outstanding of the 2025 Bond at June 30, 2024 was €450,314 thousand, including accrued interest of €649 thousand (€453,027 thousand, including accrued interest of €4,097 thousand at December 31, 2023).
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond at June 30, 2024 was €498,246 thousand, including accrued interest of €2,036 thousand.

2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at June 30, 2024 was €150,260 thousand, including accrued interest of €700 thousand (€150,218 thousand, including accrued interest of €700 thousand at December 31, 2023). The amount outstanding of the 2031 Notes at June 30, 2024 was €150,281 thousand, including accrued interest of €794 thousand (€150,246 thousand including accrued interest of €794 thousand at December 31, 2023).
2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at June 30, 2024 was €150,206 thousand, including accrued interest of €577 thousand (€150,182 thousand, including accrued interest of €587 thousand at December 31, 2023).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At June 30, 2024 and December 31, 2023, Ferrari was in compliance with the covenants of the bonds and notes.
Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.

The following table presents information relating to the revolving securitization programs:

Program	Funding Limit (2)	Amount Outstanding at June 30, 2024	Amount Outstanding at December 31, 2023	Maturity Date
	($ million)
Retail (1)	975	977	977	December 2024
Leasing and retail (1)	400	382	312	November 2025
Total asset-backed financing (Securitizations)	1,375	1,359	1,289
_____________________________________
(1)    At June 30, 2024 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)    Excluding accrued interest.

Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at June 30, 2024	Amount Outstanding at December 31, 2023	Maturity Date
		(€ thousand)
Ferrari N.V. (1)	EUR	107,173	130,224	January 2026
Ferrari N.V. (1)	EUR	75,616	—	January 2027
Ferrari N.V. (1)	EUR	58,362	75,040	March 2026
Ferrari Financial Services, Inc. (2)	USD	61,390	73,153	April 2024
Ferrari S.p.A. (3)	EUR	56	12,513	June 2024
Total borrowings from banks and other financial institutions		302,597	290,930
_____________________________________
(1)Variable-rate term loans bearing an average interest rate of 4.538 percent as of June 30, 2024.
(2)Financial liabilities of FFS Inc. to support financial services activities bearing interest rate at SOFR plus 83 basis points.
(3)At December 31, 2023 relates to an amortized term loan repaid in June 2024. At June 30, 2024 relates to banking fees and interest.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At June 30, 2024 lease liabilities amounted to €125,995 thousand (€73,047 thousand at December 31, 2023).
Other debt
Other debt mainly relates to US-based financial service activities with specific reference to expected cash out for new funding requests as per contractual commitment.
Committed credit lines
At June 30, 2024 the Group also had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2025 to 2026 (€600 million at December 31, 2023).
24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Advances and security deposits	501,604	516,096
Deferred income	445,366	295,683
Accrued expenses	86,262	100,305
Payables to personnel	52,100	44,880
Social security payables	26,025	25,857
Other	70,861	40,146
Total other liabilities	1,182,218	1,022,967

    Deferred income primarily includes amounts received under maintenance and power warranty programs of €280,082 thousand at June 30, 2024 and €262,644 thousand at December 31, 2023, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group, and which are generally recognized in net revenues within the following year. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.
Advances and security deposits include advances received from customers for the purchase of Ferrari cars, mainly for Icona, limited edition and Special Series models as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.

25. TRADE PAYABLES
Trade payables of €940,375 thousand at June 30, 2024 (€930,560 thousand at December 31, 2023) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2024 and at December 31, 2023:

		At June 30, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	13,116	—	—	13,116
Current financial assets	19	—	42,552	—	42,552
Total assets		13,116	42,552	—	55,668
Other financial liabilities	19	—	23,547	—	23,547
Total liabilities		—	23,547	—	23,547

		At December 31, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	11,982	—	—	11,982
Current financial assets	19	—	55,562	—	55,562
Total assets		11,982	55,562	—	67,544
Other financial liabilities	19	—	13,539	—	13,539
Total liabilities		—	13,539	—	13,539
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2024		At December 31, 2023
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,569,041	1,569,041	1,451,158	1,451,158

Debt	23	3,129,116	3,124,356	2,477,186	2,462,716

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies
•transactions with Stellantis Group companies, mainly relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties respective products while reducing costs and investments, as well as for certain services received from Stellantis Group companies, mainly of an administrative nature;
•the sale of engines to Maserati S.p.A. (“Maserati”) and the purchase of engine components for the use in the production of Maserati engines from FCA US LLC. The contract with Maserati expired in December 2023 and residual sales are expected to occur throughout 2024.
Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank S.p.A. until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank S.p.A.) is now fully owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the Semi-Annual Consolidated Income Statement are as follows:

	For the six months ended June 30,
	2024			2023
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	3,564	1,322	—	21,206	1,670	—
FCA US LLC	—	4	—	—	5,936	—
Other Stellantis Group companies	4,768	1,441	—	4,905	2,955	1,033
Total Stellantis Group companies	8,332	2,767	—	26,111	10,561	1,033
Exor Group companies (excluding the Stellantis Group)	40	1,022	7	38	706	—
Other related parties	1,761	7,219	8	641	7,027	—
Total transactions with related parties	10,133	11,008	15	26,790	18,294	1,033

Total for the Ferrari Group	3,296,688	1,911,434	2,273	2,902,714	1,675,860	12,557
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other (income)/expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2024				At December 31, 2023
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	1,826	3,624	48	—	19,681	3,696	—	—
FCA US LLC	26	—	—	—	11	771	—	—
Other Stellantis Group companies	—	1,432	32	843	588	1,858	6	704
Total Stellantis Group companies	1,852	5,056	80	843	20,280	6,325	6	704
Exor Group companies (excluding the Stellantis Group)	38	310	863	868	—	392	214	218
Other related parties	1,295	1,941	541	543	118	2,726	—	51
Total transactions with related parties	3,185	7,307	1,484	2,254	20,398	9,443	220	973

Total for the Ferrari Group	329,718	940,375	202,332	1,182,218	261,380	930,560	130,228	1,022,967
At June 30, 2024 and at December 31, 2023 there were no financial assets or financial liabilities with related parties.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2024 and 2023, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities mainly relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
	(€ thousand)
Italy	122,986	103,595	227,152	210,243
Rest of EMEA	691,335	638,466	1,323,859	1,198,357
of which UK	173,966	173,755	325,538	310,115
of which Germany	147,308	138,051	283,850	247,070
Americas (1)	554,165	423,237	1,045,407	832,822
of which United States of America	479,530	336,113	898,878	721,384
Mainland China, Hong Kong and Taiwan	141,042	130,521	280,186	278,621
of which Mainland China	102,456	108,497	207,902	232,759
Rest of APAC (2)	202,531	177,889	420,084	382,671
Total net revenues	1,712,059	1,473,708	3,296,688	2,902,714
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
Revenues in the Netherlands, the Company’s country of domicile, amounted to €40,421 thousand and €31,825 thousand for the six months ended June 30, 2024 and 2023, respectively, and €19,032 thousand and €14,950 thousand for the three months ended June 30, 2024 and 2023, respectively.

The Group had an average number of employees of 5,239 and 4,953 for the six months ended June 30, 2024 and 2023, respectively and 5,274 and 4,945 for the three months ended June 30, 2024 and 2023, respectively.
Depreciation amounted to €144,537 thousand and €136,864 thousand for the six months ended June 30, 2024 and 2023, respectively and €72,546 thousand and €68,302 thousand for the three months ended June 30, 2024 and 2023, respectively.

Amortization amounted to €176,611 thousand and €166,776 thousand for the six months ended June 30, 2024 and 2023, respectively and €85,798 thousand and €83,495 thousand for the three months ended June 30, 2024 and 2023, respectively.

29. CASH AND CASH EQUIVALENTS AND NOTES TO THE SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Cash and bank balances	1,332,131	1,121,981
Cash and cash equivalents	1,332,131	1,121,981

At June 30, 2024, cash and cash equivalents included (i) €220,000 thousand relating to time deposits held with recognized international financial institutions maturing in tranches between July 2024 and September 2024, and (ii) money market funds of €196,017 thousand. At December 31, 2023, cash and cash equivalents included (i) €50,000 thousand relating to a time deposit held with a recognized international financial institution that matured in February 2024 and (ii) investments in money market funds of €50,069 thousand. At both June 30, 2024 and December 31, 2023, the remaining cash and bank balances were held in bank current accounts.
The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents (based on the lowest public rating assigned to the counterparty or the instrument in which the Group’s cash is employed):

	At June 30, 2024	At December 31, 2023
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	16%	6%
P-2 / A-2	80%	92%
P-3 / A-3 / Not rated	4%	2%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At June 30, 2024, 84% of the Group’s cash and cash equivalents were denominated in Euro (80% December 31, 2023). Cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe.
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at June 30, 2024 and December 31, 2023.

	At June 30, 2024	At December 31, 2023
	(€ thousand)
Euro	1,121,182	894,509
U.S. Dollar	92,705	96,663
Chinese Yuan	67,552	80,716
Pound Sterling	14,568	19,706
Other currencies	36,124	30,387
Total	1,332,131	1,121,981

Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €67,182 thousand at June 30, 2024 (€81,337 thousand at December 31, 2023), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet our liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €38,617 thousand at June 30, 2024 (€31,820 thousand at December 31, 2023).
For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the 2023 Annual Consolidated Financial Statements.
Notes to the consolidated statement of cash flows
Starting from the year ended December 31, 2023, the Company also disaggregates proceeds and repayments of debt (securitizations, banks and other financial institutions, other debt) in the consolidated statement of cash flows, as already reported in the related debt note disclosures. This information was previously presented on a net basis in the consolidated statement of cash flows and on a gross basis in the related debt note disclosures.
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 23 “Debt”.

30. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through August 1, 2024, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

•Ferrari N.V. has been admitted to the cooperative compliance programme (pursuant to Italian Legislative Decree 128/2015) by the Italian Revenue Agency, effective as of 2023. The adherence to this regime follows that of Ferrari S.p.A. and further strengthens the Group’s cooperative relationship with the Italian tax authorities.

•Under the common share repurchase program, from July 1, 2024 to July 29, 2024 the Company purchased an additional 159,077 common shares for total consideration of €61.7 million. At July 29, 2024 the Company held in treasury an aggregate of 14,324,743 common shares.

Responsibility Statement
    The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

    In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis of Financial Condition and Results of Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 1, 2024
The Board of Directors

John Elkann

Piero Ferrari

Benedetto Vigna

Delphine Arnault

Francesca Bellettini

Eddy Cue

Sergio Duca

John Galantic

Maria Patrizia Grieco

Adam Keswick

Mike Volpi